

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2006
Estimated average burden hours per response . . . 12.00



07007365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmSouth Investment Services, Inc.

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Riverchase Parkway East
(No. and Street)

Birmingham	Alabama	35244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin W. Parks (205) 560-7535
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1901 Sixth Avenue North, Suite 1900	Birmingham	Alabama	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 2 2007
WASH. DC
199

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kevin W. Parks, swear (or affirm) that; to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AmSouth Investment Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO / Controller / Vice President

Title

Notary Public

JENNIFER M. GRIMES
NOTARY PUBLIC
STATE OF ALABAMA
COMM. EXP. 7-22-2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1200
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
AmSouth Investment Services, Inc.

We have audited the accompanying statements of financial condition of AmSouth Investment Services, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmSouth Investment Services, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 30, 2007

Ernst & Young LLP

AmSouth Investment Services, Inc.

Statements of Financial Condition

	December 31	
	2006	**2005**
Assets		
Cash	**$ 3,720,014**	$ 4,339,955
Securities owned at market value:		
Mortgage backed securities	**–**	358,585
Other securities	**15,785,399**	30,418,787
Receivables from clearing brokers and dealers	**2,765,353**	4,480,413
Receivables from non-customers	**1,698,351**	1,076,680
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $212,802 and $4,245,329 at December 31, 2006 and 2005, respectively)	**2,761,142**	3,129,210
Goodwill	**3,934,865**	–
Income tax receivable	**1,316,410**	–
Net deferred tax asset	**248,989**	243,175
Other assets	**665,526**	688,863
Total assets	**$ 32,896,049**	$ 44,735,668
Liabilities and stockholder's equity		
Liabilities:		
Accrued personnel expenses	**$ 1,850,172**	$ 2,203,006
Income taxes payable	**–**	1,225,439
Due to clearing broker	**397,475**	38,865
Other liabilities	**7,372,249**	1,292,409
Total liabilities	**9,619,896**	4,759,719
Stockholder's equity:		
Common stock - $100 par; one share authorized, issued and outstanding	**100**	100
Capital surplus	**20,413,735**	274,900
Retained earnings	**2,862,318**	39,700,949
Total stockholder's equity	**23,276,153**	39,975,949
Total liabilities and stockholder's equity	**$ 32,896,049**	$ 44,735,668

See accompanying notes.

END

0703-0819493